Stream Communications Network & Media Inc.

Goraszewska 6 Street

Warsaw, 02-910 Poland

February 10, 2009

Mrs. Kathryn Jacobson

Senior Staff Accountant

United States Securities and Exchange Commission

Fax 703 813 6939

Re: Stream Communications Network & Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2007

Filed August 21, 2008 File No. 0-30942

Dear Mrs. Jacobson,

Further to our letter of January 23, 2009 (EDGAR filed on January 23, 2009 - Accession Number: 0001183740-09-000037), we have had an opportunity to canvass certain of the issues raised by you with our auditors, following which we advise as follows:

Response to Question 1

Customer installation refers to cost of "Cable TV Network Equipment and Conduit". These costs are capitalized and amortized over useful life (mostly over 5 to 15 years). (FAS 51 paragraph 12).

Response to Question 4

In the current year there were no significant transaction costs attributable to the acquisition or issue of a financial asset or financial liability. Therefore it is our understanding a US GAAP reconciliation was not required.

Response to Question 5

We have consulted with our auditors on the issue relating to the need for pro forma financial information and are waiting their advice. We anticipate being in a position to respond on this matter by February 17, 2009.

We trust the above, together with our response of January 23, adequately deals with the issues raised with the exception of the issue relating to pro forma financial information, which issue we confirm we shall respond to by February 17, 2009.

You may contact me at my telephone +48 22 538 91 17, fax + 48 22 828 75 66, or e-mail mmazurek@centrumdb.pl

Sincerely,

/s / Michal Mazurek

Michal Mazurek, Chief Financial Officer

Stream Communication Network & Media Inc.